RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

[redacted]

09046874

Exemption File No. 82 – 35005

28th August, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sir,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 28th August, 2009 alongwith Media Release dated 28th August, 2009 to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them.

Copy of the above are enclosed herewith for your information and record.

Kindly take the same on your record.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As Above

9/3

Exe File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

August 28, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the media release dated August 28, 2009 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: as above.

S Tel

RELIANCE Communications
Anil Dhirubhai Ambani Group

Joint Press Release

S TEL & RELIANCE COMMUNICATIONS ENTER INTO A TELECOM INFRASTRUCTURE SHARING AGREEMENT FOR TOWERS, TRANSMISSION & BULK BANDWIDTH

MUMBAI, August 28, 2009: S Tel and Reliance Infratel have signed an end-to-end telecom infrastructure agreement for telecom towers, transmission for BTS sites and fibre backbone for intercity connectivity. Reliance Communications will execute this agreement through its tower subsidiary Reliance Infratel. S Tel's agreement with Reliance Communications covers six circles - Orissa, Bihar, Himachal Pradesh, North East, Assam and J&K where the telecom operator plans to roll-out its GSM services soon.

S Tel, a new telecom operator in the Indian marketplace, has acquired Unified Access Services License (UASL) and spectrum to operate in six Indian circles – Orissa, Bihar, Himachal Pradesh, North East, Assam and J&K. S Tel plans to launch its mobile telephony services before close of year and this deal marks an important milestone in S Tel's plans to commercially roll-out the services. The scope of the agreement signed with Reliance Infratel will give S Tel access to Reliance Infratel's wide network coverage of over 10,000 sites across these six circles and the extensive optic cable fibre backbone of Reliance Communications pan-India telecom network. This agreement will enable S Tel to rollout its commercial services with optimum cost and faster time-to-market advantage. The infrastructure sharing agreement is an effective strategy of extensive cost savings while expanding or upgrading mobile networks.

Commenting on the agreement, Mr. Shamik Das, Chief Executive Officer of S Tel said, "**This significant development is part of our overall commitment to provide customers with excellent quality of service and a wide geographical coverage at the time of launch. It is well-established that improving teledensity provides more economic benefit than any other kind of infrastructure. This move will enhance the mobile penetration in these circles and rapidly bring benefits of technology and communication networks to people in these regions. As a new entrant in a dynamic market, this alliance provides us with key, strategic advantages that will ensure speed to market and cost-effective roll-out of services. We are pleased to partner with Reliance Communications and Reliance Infratel, which have an extensive capability as an integrated service provider across the telecom infrastructure value chain.**"

Elaborating on the agreement, Mr. Inder Bajaj, President, Reliance Infratel said, "**We are pleased to partner with S Tel through this win-win landmark agreement. This agreement reiterates Reliance Communications capabilities to enable the operators to go-to-market with a bouquet of telecom infrastructure services. This will ensure a faster rollout, optimum costs and a time to market advantage.**"

Reliance Communications provides a unified approach with comprehensive telecom infrastructure sharing services including tower infrastructure, transmission connectivity to the telecom sites,

bandwidth/ fibre options, domestic and International long distance carriage services, collocation of BSC & other core network equipments. Reliance Infratel, a subsidiary of Reliance Communications, is India's first nationwide passive infrastructure company offering plug-n-play facilities to provide mobile services across over 24,000 towns and over six lakh Indian villages. The next-generation technology-agnostic assets of Reliance Infratel include 50,000 telecom towers with over two lakh site tenancy capability and over 1.9 lakh kms of nationwide optic enabling transmission connectivity.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 85 million including over 2.2 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, directly connecting 40 countries from the East coast of the United States, to Europe, the Middle East, India, South and East Asia, through to Japan. The network seamlessly interconnects with its 190,000 route Kilometres fibre optic cables within India.

About S Tel Pvt Ltd

S Tel, a new telecom operator in the Indian marketplace, is a joint venture between Sterling Infotech Group (SIG) and Bahrain Telecommunications Company (Batelco). SIG holds a majority stake of 57.3% in the equity capital of S Tel while Batelco owns the rest. S Tel has acquired Unified Access Services Licenses (UASL) and spectrum to operate in six Indian circles –Orissa, Bihar, Himachal Pradesh, North East, Assam and J&K. These licenses will enable the company to provide Unified Mobile service, wireless broadband and innovative Value Added Service (VAS) covering a population of over 226 million across these circles. The company has also obtained "Category A" All India ISP license for providing nationwide service.

Headquartered in NCR region of Delhi, the company plans to launch its mobile telephony service in India before close of 2009. SIG is a USD 3 billion group (about Rs.14,000 Crores), with diversified business interests in sectors such as telecommunication, renewable energy, shipping & logistic, hospitality & realty, media, EPC and agro business. Batelco is a diversified, integrated telecommunications operator with Mobile, fixed and wireless broadband, Datacom and fixed line

S Tel

Reliance Communications
Anil Dhirubhai Ambani Group

services. It has operations in 7 markets across the Middle East, North Africa and Asia with reported revenues of USD 891 million and profits of USD 276 million in 2008.

For Further Information Please Contact:

Reliance Communications

Name	Freddy Castro	Anuj Bakshi	Birju Shah
Reliance Mobile	+91 9321925648	+91 9321721722	+91 9321317494
Email	frederick.castro@relianceada.com	anuj.bakshi@relianceada.com	birju.shah@relianceada.com

S Tel Pvt Ltd

Name	Payal Mittal
Mobile	+91 9650590778
Email	payal.mittal@stel.in